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Astris Energi Inc. · 6-K/A · For 9/20/04, On 8/30/04
Document 1 of 1 · 6-K/A · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: September 20, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.



(Translation of registrant's name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2

(Address of principal executive office)

Registrant's telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as
permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as
permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-_____

The following are included in this report on Form 6-K/A:

| | Sequential | |
Exhibit	Description	Page Number
1.	Press release, dated September 20, 2004	3

EXHIBIT 1

ASTRIS ENERGI AGREES TO PURCHASE REMAINING SHARES OF AFFILIATE

MISSISSAUGA, ONTARIO, CANADA, September 20, 2004 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world's leading alkaline fuel cell (AFC) technology company, today announced that it has signed a Memorandum of Understanding with Macnor Corp. for the purchase of Macnor's 70% share of Astris s.r.o., Astris Energi's affiliate company in the Czech Republic. With the completion of this purchase, Astris will own 100% of the issued and outstanding shares of Astris s.r.o.

Under the terms of the Memorandum, Macnor will receive an aggregate consideration of 5,000,000 purchase units. Each purchase unit consists of one common share and one share purchase warrant. 2,000,000 of the warrants are exercisable at CDN\$0.90; 2,000,000 of the warrants are exercisable at CDN\$1.10; and 1,000,000 are exercisable at CDN\$1.30. The warrants expire three years from the closing date.

Since Macnor Corp. is controlled by Jiri K. Nor, President, CEO and Director of Astris Energi, the transaction was negotiated by a special committee of the Astris Energi Board of Directors. The special committee retained the services of Corporate Valuation Services to complete a formal valuation of Astris s.r.o., including its facilities and intellectual property, together with a fairness opinion on the proposed transaction.

The acquisition is subject to all regulatory rules and other approvals dealing with related party transactions, including shareholder approval. Shareholders will have an opportunity to vote on the purchase at Astris' Annual and Special Meeting of Shareholders to be held October 22, 2004 at 11:00 am at the Delta Meadowvale Resort and Conference Centre, 6750 Mississauga Road, Mississauga, Ontario, Canada.

"We are very pleased to have completed this deal," said Anthony Durkacz, Vice President of Finance. "The purchase of Astris s.ro. gives Astris Energi control over the production facilities needed for the pre-commercial rollout of the POWERSTACK™ MC250 alkaline fuel cell. We are on schedule for achieving our business objectives."

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than \$17 million has been spent to develop Astris' alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC 250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company's website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 619-209-6068
Fx: 619-209-6071
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.